SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R863
(CUSIP Number)
Cyrus Capital Partners, L.P. 65 East 55th Street, 35th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Adriana Schwartz, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,742,632*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,742,632*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,742,632*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 22.0%**
14	TYPE OF REPORTING PERSON PN/IA

* Includes (i) 13,851,382 Warrants to purchase 2,631,760 shares of Class A Common Stock (see Item 6) and (ii) 187,918 shares of restricted Class A Common Stock that were granted to CCP by the Company pursuant to the Company's Non-Employee Director Incentive Compensation Plan (the "Director Shares"). The Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Company's organizational documents. Certain Director Shares are subject to vesting requirements.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 87,248,499 shares of Class A Common Stock outstanding as of March 4, 2022, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 9, 2022.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,742,632*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,742,632*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,742,632*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 22.0%**
14	TYPE OF REPORTING PERSON OO

* Includes (i) 13,851,382 Warrants to purchase 2,631,760 shares of Class A Common Stock (see Item 6) and (ii) 187,918 Director Shares. The Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Company's organizational documents. Certain Director Shares are subject to vesting requirements.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 87,248,499 shares of Class A Common Stock outstanding as of March 4, 2022, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 9, 2022.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,742,632*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,742,632*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,742,632*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 22.0%**
14	TYPE OF REPORTING PERSON IN

* Includes (i) 13,851,382 Warrants to purchase 2,631,760 shares of Class A Common Stock (see Item 6) and (ii) 187,918 Director Shares. The Warrants may be exercised subject to certain restrictions set forth in the terms of the Warrants and the Company's organizational documents. Certain Director Shares are subject to vesting requirements.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 87,248,499 shares of Class A Common Stock outstanding as of March 4, 2022, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 9, 2022.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 8, 2015 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on August 5, 2015 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on June 23, 2016 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on March 15, 2019 ("Amendment No. 3," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the "Schedule 13D") with respect to Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Overseas Shipholding Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 5(a)-(c) as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Class A Common Stock and percentages of the Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 87,248,499 shares of Class A Common Stock outstanding as of March 4, 2022, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 9, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Schedule A, no transactions in the Shares were effected by the Reporting Persons during the past sixty (60) days.

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2022

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidhem
Name:	Stephen C. Freidhem
Title:	Manager

/s/ Stephen C. Freidhem
Stephen C. Freidheim

CUSIP No. 69036R863	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Class A Common Stock effectuated by the Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

03/17/2022	(25,000)	2.16
03/18/2022	(34,722)	2.12
03/21/2022	(303,396)	2.12
03/22/2022	(203,770)	2.13
03/23/2022	(454,774)	2.11
03/24/2022	(20,725)	2.10